AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 1995
                                                       REGISTRATION NO. 33-61205
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                        EQUITY INCOME FUND INDEX SERIES
       FINANCIAL PORTFOLIO, TECHNOLOGY PORTFOLIO, CAPITAL GOODS PORTFOLIO
                              DEFINED ASSET FUNDS
      (FORMERLY EQUITY INCOME FUND, CONCEPT SERIES-21 DEFINED ASSET FUNDS)
B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH          388 GREENWICH ST.
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS     NEW YORK, N.Y. 10013
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051

PAINEWEBBER INCORPORATED   PRUDENTIAL SECURITIES  DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE          INCORPORATED            TWO WORLD TRADE
        AMERICAS             ONE SEAPORT PLAZA       CENTER--59TH FLOOR
  NEW YORK, N.Y. 10019       199 WATER STREET       NEW YORK, N.Y. 10048
                           NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN        ROBERT E. HOLLEY
      P.O. BOX 9051          388 GREENWICH ST.       1285 AVENUE OF THE
     PRINCETON, N.J.       NEW YORK, N.Y. 10013           AMERICAS
       08543-9051                                   NEW YORK, N.Y. 10019

                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
    ONE SEAPORT PLAZA    130 LIBERTY STREET--29TH           ESQ.
    199 WATER STREET               FLOOR            450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10292     NEW YORK, N.Y. 10006     NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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
                                                   DEFINED ASSET FUNDSSM
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EQUITY INCOME FUND            This Defined Fund consists of three separate
INDEX SERIES                  Portfolios which offer investors the opportunity
(UNIT INVESTMENT              to invest in defined portfolios that substantially
TRUSTS)                       replicate the composition of the following Sector
------------------------------Indices: Standard & Poor's Financials Index,
-- FINANCIAL PORTFOLIO        Standard & Poor's Capital Goods-Technology Index
-- TECHNOLOGY PORTFOLIO       and Standard & Poor's Capital Goods-Industrial
-- CAPITAL GOODS PORTFOLIO    Index. Each of the Sector Indices contains stocks
                              included in Standard and Poor's 500 Stock Price
                              Composite Index, Standard & Poor's MidCap 400
                              Index and Standard and Poor's SmallCap 600 Index.
                              The Portfolios are designed to produce investment
                              results that generally correspond to the price and
                              yield performance of the common stocks represented
                              by the Sector Indices. There can be no assurance
                              that these objectives will be met (see Risk
                              Factors). The Fund is not sponsored by or
                              affiliated with Standard and Poor's Corporation.
                              The value of Units of each Portfolio will
                              fluctuate with the value of the common stocks in
                              the corresponding Portfolio and no assurance can
                              be given that dividends will be paid or that the
                              Units will appreciate in value.
                              Minimum purchase: 1,000 Units.
                              Minimum purchase for Individual Retirement/Keogh
                              Accounts: unrestricted.
                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-         .
Prudential Securities          Prospectus dated October   , 1995.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

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Defined Index Series
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This Defined Fund of the Index Series provides investors with the opportunity to purchase Units representing proportionate interests in one or more portfolios consisting of substantially all of the common stocks, in substantially the same proportions, which comprise, respectively, the S&P Financials Index, the S&P Technology Index and the S&P Capital Goods Index. The objective of each
Portfolio is to produce investment results that generally correspond to the price and yield performance of the corresponding Sector Index.

There can be no assurance that this objective will be met because it may be impracticable for a Portfolio to duplicate or maintain precisely the relative weightings of the common stocks which comprise the corresponding Sector Index or to purchase all of these stocks. The payment of dividends and preservation of capital are dependent on several factors including the financial condition of the issuers of the stocks in the Portfolios. The value of the underlying Portfolios and therefore the value of the Units will fluctuate with changes in the values of common stocks generally and other factors.
It is the Fund's investment policy to have at least 95% of a Portfolio's assets invested in the common stocks comprising the related Sector Index. The Sponsors expect to maintain a correlation of from .97 to .99 between each Portfolio and the related Sector Index.

The Index Series also includes S&P 500 Trust 2 and S&P MidCap Trust which offer investors the opportunity to invest in defined portfolios that substantially duplicate the composition of the S&P 500 Index and the S&P MidCap Index, respectively.

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Defining Your Portfolio
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The Portfolios consist of different issues of common stocks of corporations selected in accordance with the selection and weightings of stocks established, respectively, by the S&P Financials Index, the S&P Technology Index and the S&P Capital Goods Index. Each of the Sector Indices contains stocks included in the S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index.
The S&P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S&P MidCap Index is composed of 400
selected common stocks of which, as of the initial date of deposit,     were
listed either on the New York or the American Stock Exchange and were quoted on the Nasdaq National Market. The S&P SmallCap Index is composed of 600 selected
common stocks of which, as of the initial date of deposit,       were listed
either on the New York or the American Stock Exchange and       were quoted on
the Nasdaq National Market.

Investors often compare the performance of their equity investments to a measure of overall market performance--an index. The Portfolios are designed to offer investors an opportunity, with a single convenient purchase, to participate in the total return performance of one or more Indices broadly representing certain market sectors.

Since common stocks are purchased for the Fund only in round lots, and because of certain procedural policies of the Fund, the Portfolios may never precisely duplicate the percentage relationships established for stocks by each Sector Index. For example, brokerage fees incurred in purchasing securities with cash deposited with instructions to purchase the securities will be an expense of a Portfolio, and price fluctuations from the time moneys are received by a Portfolio and invested will affect the value of the Units, the income per Unit received by the Portfolio and the correlations between the Portfolios and the Sector Indices. Additional deposits or purchases of common stocks in connection with creation of additional Units will be effected in a manner that will maintain, to the extent practicable, the relative weightings among the common stocks in the related Sector Index.

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Defining Your Risks
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Investors should understand that the value of underlying Portfolios will fluctuate with changes in the financial conditions of the issuers of the securities in the Portfolios (particularly those that are heavily weighted in the related Sector Index), the perception by investors of the attractiveness of any particular industry sector, the value of common stocks generally and other factors. There can be no assurance that the issuers of the securities will pay dividends on outstanding shares of common stock. Distributions of income on the underlying securities will generally depend upon the declaration of dividends by the issuers of the securities and the declaration of any such dividends depends upon several factors including the financial condition of the issuers and general economic conditions. The adverse financial condition of a company will not result directly in its elimination from a Portfolio unless the company is removed from the relevant Sector Index.

An investment in the Fund should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the securities may become impaired or that the general condition of the stock market may worsen (either of which may cause a decrease in the value of the securities and thus in the value of the Units). Common stocks are susceptible to general stock market fluctuations and to volitile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global and regional political, economic and banking crises. (See Risk Factors in Part B.)

The Sponsors may deposit cash (or a bank letter or letters of credit in lieu of cash) with instructions to purchase additional securities to create additional Units (see Portfolio Supervision in Part B), maintaining, as closely as practicable, the proportionate relationship among the securities in the corresponding Sector Index. To the extent the price of a security increases or decreases between the time of deposit and the time any security is purchased by the Fund, Units will represent less or more of that security and more or less of the other securities in a Portfolio. Price fluctuations during the period from the time of deposit of cash (or a bank letter of credit in lieu of cash) in a Portfolio to the time the securities are purchased will affect the value of the Units and the income per Unit received by a Portfolio. In order to minimize these effects, each Portfolio will try to purchase securities as near as possible to the Evaluation Time on each date of deposit.

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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00

The Public Offering Price per 1,000 Units as of , 1995, the business day prior to the initial date of deposit, is based on aggregate value of the underlying securities and any cash held to purchase securities, divided by the number of
units outstanding times 1,000, plus a maximum sales charge of      %. The Public
Offering Price on any subsequent date will vary. The sales charge is reduced for quantity purchase of Units. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

MONTHLY INCOME DISTRIBUTIONS

Distributions of dividend income, if any, will be paid on the 25th day of each
month commencing on the 25th day of             1995 to Holders of record on the
10th day of that month. In order to meet certain tax requirements, a special distribution of income including capital gains, may be paid to investor of record as of a date in December. Any capital gain net income will generally be distributed after the end of the year.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the same Portfolio at no sales charge. Reinvesting helps to compound your income for a greater total return.

TAXES

Distributions which are taxable as ordinary income to Holders will constitute dividends for federal income tax purposes and may, subject to certain limitations, be eligible for the dividends-received deduction for certain corporations (see Taxes in Part B). Foreign investors should be aware that distributions from the Fund will generally be subject to information reporting and withholding taxes.

TERMINATION DATE

The Portfolios will terminate by October 31, 2020. The final distribution will be made within a reasonable time afterward. A Portfolio, may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from each Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a gain or loss on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Portfolios; Sponsors' and Underwriters' Profits in Part B).

SELLING YOUR INVESTMENT

You may sell or redeem your units at any time prior to the termination of a Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of , 1995 was $ per 1,000 units. There is no fee for selling your units.

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                          Defined Financial Portfolio
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The Financial Portfolio consists of    different issues of common stocks of
corporations selected in accordance with the selections and weightings of stocks established by the S&P Financial Index included in each of the S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index. The S&P Financial Index is a capitalization-weighted index of stocks designed to measure the performance of
the financial sectors, respectively, of the S&P 500 Index (   stocks), the S&P
MidCap Index (   stocks) and the S&P SmallCap Index
(   stocks). Based upon the principal business of each issuer and S&P Financial
Index market weightings, the following segments are represented in the Financial
Portfolio:

                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE
/ / Banks-Multinational                                 %
/ / Banks-Regional                                      %
/ / Savings & Loans                                     %
/ / Brokerage Firms                                     %
/ / Finance-Consumer                                    %
/ / Finance-Commercial                                  %
/ / Government Sponsored Agencies                       %
/ / Investment Advisors                                 %
/ / Credit Cards                                        %
/ / Insurance-Brokers                                   %
/ / Insurance-Life                                      %
/ / Insurance-Property & Casualty                       %
/ / Insurance-Multiline                                 %
/ / Insurance-Specialty                                 %
/ / Diversified-Financials                              %
/ / REITs                                               %

Because the Financial Portfolio is concentrated in stocks of the financial sector, it is subject to additional risk from factors that may be particular to the financial sector. In addition, federal securities regulations may limit the ability of the Portfolio to be fully invested in stocks of certain securities-related issuers. (See Risk Factors in Part B.)

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Defining Your Costs
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SALES CHARGE

Although the Portfolio is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.
                                         As a %
                                     of Initial
                                         Public       Amount per
                                   Offering Price    1,000 Units
                                   ---------------  ---------------
Maximum Sales Charge                           %       $

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                                 As a %
                                                     of           Per
                                             Net Assets   1,000 Units
                                             -----------  -------------
Trustee's Fee                                 $             $    0.84
Maximum Portfolio Supervision and
  Bookkeeping Fees                            $             $
Evaluator's Fee                               $             $
Organizational Expenses
Other Operating Expenses                      $             $
                                             -----------  -------------
TOTAL                                         $             $

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     2 Years    3 Years    4 Years
    $          $          $          $

The example assumes reinvestment of all dividends and distributions into additional units of the Fund and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

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                          Defined Financial Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Index Series
Financial Portfolio                                                       , 1995

                                                                               PRICE
                                        TICKER           PERCENTAGE          PER SHARE            COST
          NAME OF ISSUER                SYMBOL          OF FUND (1)           TO FUND          TO FUND (2)
-------------------------------------------------------------------------------------------------------------



















------------------------------------

(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on            , 1995.
                      ------------------------------------
The securities were acquired on            , 1995 and are represented entirely
by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                          Defined Technology Portfolio
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The Technology Portfolio consists of     different issues of common stocks of
corporations selected in accordance with the selections and weightings of stocks established by the S&P Technology Index included in each of the S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index. The S&P Technology Index is a capitalization-weighted index of stocks designed to measure the performance of
the capital goods-technology sector of the S&P 500 Index (   stocks), the S&P
MidCap Index (   stocks) and the S&P SmallCap Index (   stocks). Based upon the
principal business of each issuer and S&P Technology Index market weightings, the following segments are represented in the Technology Portfolio:

                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE
/ / Info Processing-Computer/
    Systems                                             %
/ / Info Processing-PCs/
    Workstations                                        %
/ / Info Processing-Peripherals                         %
/ / Info Processing-Computer
    Services                                            %
/ / Info Processing-Computer
    Software                                            %
/ / Info Processing-Imaging                             %
/ / Electronics-Semiconductors                          %
/ / Connectors                                          %
/ / Office Equipment                                    %
/ / Telecommunications Equipment                        %
/ / Telecommunications-Network                          %
/ / Telecommunications-Long
    Distance                                            %
/ / Telecommunications-Cellular                         %
/ / Commercial Aerospace                                %
/ / Defense Electronics                                 %
/ / Electronics Instrumentation                         %
/ / Biotechnology                                       %

Because the Technology Portfolio is concentrated in stocks of the capital goods-technology sector, it is subject to additional risk from factors that may be particular to the capital goods-technology sector. (See Risk Factors in Part B.)
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Defining Your Costs
----------------------------------------------------------------

SALES CHARGE

Although the Portfolio is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.
                                          As a %
                                      of Initial
                                          Public       Amount per
                                    Offering Price    1,000 Units
                                    ---------------  ---------------
Maximum Sales Charge                            %       $

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio-- as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts.

ESTIMATED ANNUAL FUND OPERATING EXPENSES
                                          As a %
                                              of              Per
                                      Net Assets      1,000 Units
                                    ---------------  ---------------
Trustee's Fee                          $                $    0.84
Maximum Portfolio Supervision and
  Bookkeeping Fees                     $                $
Organizational Expenses
Evaluator's Fee                        $                $
Other Operating Expenses               $                $
                                    ---------------  ---------------
TOTAL                                  $                $

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     2 Years    3 Years    4 Years
    $          $          $          $
The example assumes reinvestment of all dividends and distributions into additional units of the Fund and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

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                          Defined Technology Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Index Series
Technology Portfolio                                                      , 1995

                                                                             PRICE
                                        TICKER         PERCENTAGE          PER SHARE           COST
          NAME OF ISSUER                SYMBOL         OF FUND (1)          TO FUND        TO FUND (2)
---------------------------------------------------------------------------------------------------------

























------------------------------------
(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on            , 1995.
                      ------------------------------------
The securities were acquired on           , 1995 and are represented entirely by
contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                        Defined Capital Goods Portfolio
--------------------------------------------------------------------------------

The Capital Goods Portfolio consists of    different issues of common stocks of
corporations selected in accordance with the selections and weightings of stocks established by the S&P Capital Goods Index included in each of the S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index. The S&P Capital Goods Index is a capitalization-weighted index of stocks designed to measure the performance of the capital goods-industrial sector of the S&P 500 Index (
stocks), the S&P MidCap Index (   stocks) and the S&P SmallCap Index (
stocks). Based upon the principal business of each issuer and S&P Capital Goods Index market weightings, the following segments are represented in the Capital Goods Portfolio:

                                                  APPROXIMATE
                                                   PORTFOLIO
                                                   PERCENTAGE
/ / Machinery-Agr., Constr.& Mafs.
    Handling                                           %
/ / Machinery-Industrial                               %
/ / Machinery-Specialty                                %
/ / Machine Tools                                      %
/ / Pollution Control                                  %
/ / Heavy Duty Trucks & Parts                          %
/ / Conglomerates                                      %
/ / Engineering & Construction                         %
/ / Electrical Equipment                               %
/ / Electrical Equipment-Process
    Controls                                           %

Because the Capital Goods Portfolio is concentrated in stocks of the capital goods-industrial sector, it is subject to additional risk from factors that may be particular to the capital goods-industrial sector. (See Risk Factors in Part B.)
----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------

SALES CHARGE

Although the Portfolio is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                          As a %
                                      of Initial
                                          Public       Amount per
                                    Offering Price    1,000 Units
                                    ---------------  ---------------
Maximum Sales Charge                            %       $

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio-- as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                          As a %
                                              of              Per
                                      Net Assets      1,000 Units
                                    ---------------  ---------------
Trustee's Fee                          $                $    0.84
Maximum Portfolio Supervision and
  Bookkeeping Fees                     $                $
Evaluator's Fee                        $                $
Organizational Expenses                $                $
Other Operating Expenses               $                $
                                    ---------------  ---------------
TOTAL                                  $                $

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     2 Years    3 Years    4 Years
    $          $          $          $

The example assumes reinvestment of all dividends and distributions into additional units of the Fund and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

--------------------------------------------------------------------------------
                        Defined Capital Goods Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Index Series
Capital Goods Portfolio                                                   , 1995

                                                                             PRICE
                                        TICKER         PERCENTAGE          PER SHARE           COST
          NAME OF ISSUER                SYMBOL         OF FUND (1)          TO FUND        TO FUND (2)
---------------------------------------------------------------------------------------------------------





















------------------------------------
(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on            , 1995.
                      ------------------------------------
The securities were acquired on           , 1995 and are represented entirely by
contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS
The Sponsors, Trustee and Holders of Equity Income Fund Index Series, Defined Asset Funds (Financial, Technology and Capital Goods Portfolios) (the 'Portfolios'):

We have audited the accompanying statements of condition and the defined
portfolios included in the prospectus of the Portfolios as of            , 1995.
These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Portfolios as of
           , 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
         , 1995
             STATEMENTS OF CONDITION AS OF                  , 1995

                                                              Financial               Technology            Capital Goods
                                                              Portfolio               Portfolio               Portfolio
                                                         --------------------    --------------------    --------------------
TRUST PROPERTY
Investments--Contracts to purchase securities(1).........$                       $                       $
Organizational Costs(2)..................................
                                                         --------------------    --------------------    --------------------
           Total.........................................$                       $                       $
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$                       $                       $
Interest of Holders of          Units of fractional
  undivided interest outstanding (Financial
  Portfolio--    units; Technology Portfolio--    units;
  Capital Goods Portfolio-- units):(3)
  Cost to investors(4)...................................$                       $                       $
  Gross underwriting commissions(5)......................                   ()                      ()                      ()
                                                         --------------------    --------------------    --------------------
  Subtotal...............................................$                       $                       $
                                                         --------------------    --------------------    --------------------
           Total.........................................$                       $                       $
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------

---------------
           (1) Aggregate cost to the Fund of the securities listed under Defined
Portfolios determined by the Trustee at 4:00 p.m., Eastern time on            ,
1995. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by , New York Branch, in the amount of
$             and deposited with the Trustee. The amount of the letter of credit
includes $             for the purchase of securities.
           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over the life of the Fund. Organizational
costs have been estimated based on projected total assets of $   million. To the
extent the Fund is larger or smaller, the estimate may vary.
           (3) Because the value of securities at the evaluation time on the initial date of deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the initial date of deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the
value of the underlying securities at 4:00 p.m., Eastern time on            ,
1995, plus a maximum sales charge at a rate of      % of the Public Offering
Price (      % of the aggregate value of securities).
           (5) Assumes the maximum sales charge per 1,000 units of      % of the
Public Offering Price.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                               EQUITY INCOME FUND
                                  INDEX SERIES
       FINANCIAL PORTFOLIO, TECHNOLOGY PORTFOLIO, CAPITAL GOODS PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
WITHIN FIVE DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT THE ADDRESS
                                      AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX
                                                                     PAGE
                                                                ---------
      FUND DESCRIPTION.........................................         1
      RISK FACTORS.............................................         4
      HOW TO BUY UNITS.........................................         7
      HOW TO SELL UNITS........................................         8
      INCOME, DISTRIBUTIONS AND REINVESTMENT...................         8
      FUND EXPENSES............................................         9
      TAXES....................................................        10
      RECORDS AND REPORTS......................................        11
      TRUST INDENTURE..........................................        12
      MISCELLANEOUS............................................        12
      EXCHANGE OPTION..........................................        14
      SUPPLEMENTAL INFORMATION.................................        14

FUND DESCRIPTION

PORTFOLIO SELECTION

     The deposit of the securities in each Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each security. Following the initial date of deposit the Sponsors may deposit additional securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. The ability to acquire each security at the same time will generally depend upon the security's availability and any restrictions on the purchase of that security under the federal securities laws or otherwise.

     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the securities between the time of the cash deposit and the actual purchase of the additional securities and because the associated brokerage fees will be an expense of the Fund. To minimize these effects, the Fund will try to purchase securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.

     Since the objective of the Fund is to provide investment results that substantially replicate the price and yield performance (in other words, the total return) of the S&P Financial Index, in the case of the Financial Portfolio, the S&P Technology Index, in the case of the Technology Portfolio, and the S&P Capital Goods Index, in the case of the Capital Goods Portfolio, each Portfolio will at any time consist of as many of the corresponding Index stocks as is feasible. Each Portfolio will at all times be invested in no less than 95% of the corresponding Index stocks. Although, at any time, a Portfolio may fail to own certain of the corresponding Index stocks, each

Portfolio will be substantially invested in Index stocks. The
Sponsors expect to maintain a correlation ranging from .97 to .99 between the investment performance of the relevant Sector Index and that derived from ownership of Units once the goal of gradually purchasing all of the stocks of each Sector Index has been achieved. It is expected that this purchasing process will take approximately 60 to 90 days from the initial date of deposit. The correlation between the investment performance of the relevant Sector Index and that derived from ownership of Units is calculated before application of sales charges on the Units. Computer-based adjustments will be made to bring the weightings of the securities more closely into line with their weightings in the relevant Sector Index as each Portfolio invests in new securities in connection with the creation of new Units, as companies are dropped from or added to a Sector Index or as securities are sold to meet redemptions. These computer-based adjustments will be made as soon as practicable following the relevant transaction. Adjustments may also be made at other times to bring a Portfolio into line with the applicable Sector Index. The proceeds from any such sale will be invested in those Index stocks which the computer program output indicates are most under-represented (see Portfolio Supervision below).

     The Sponsors anticipate that the selection of any additional Index stocks deposited or purchased in connection with the creation of additional Units of a Portfolio will be those stocks which are most under-represented in the Portfolio based upon the computer program output and the applicable Sector Index as of the date prior to the date of such subsequent deposit or purchase. Securities sold in order to meet redemptions will be those stocks which are most over-represented in the Portfolio based upon the computer program output and the applicable Sector Index as of the date prior to the date of such sale.

     Finally, from time to time adjustments may be made in a Portfolio because of changes in the composition and weighting of the applicable Sector Index. Based on past history, it is anticipated that most such changes will occur as a result of merger or acquisition activity. In such cases, the Fund, as shareholder of a company which is the object of such merger or acquisition activity, will presumably receive various offers from would-be acquirors of the company. The Trustee will not be permitted to accept any such offers until such time as the company has been deleted from the applicable Sector Index. Since, in most cases, a company is removed from a Sector Index only after the consummation of a merger or acquisition of the company, it is anticipated that the Fund will generally acquire, in exchange for the stock of the deleted company, whatever consideration is being offered to shareholders of that company who have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in the most under-represented Index stocks. Any securities received as a part of the consideration which are not included in the relevant Sector Index will be sold as soon as practicable and reinvested in the most under-represented Index stocks.

     In attempting to replicate the proportionate relationships represented by the Sector Indices, the Sponsors do not anticipate purchasing or selling shares in quantities of less than round lots. In addition, certain Index stocks may at times not be available in the quantities in which the computer program specifies that they be purchased. For these reasons, among others, precise duplication of this proportionate relationship may not ever be possible but nevertheless will continue to be the goal in connection with all acquisitions or dispositions of securities (see Portfolio Supervision). As the holder of the securities, the Trustee will have the right to vote all of the voting stocks in the Portfolio and will vote such stocks in accordance with the instructions of the Sponsors except that, if the Trustee holds any of the common stocks of Merrill Lynch & Co., Inc., Prudential Insurance Company of America (the parent of Prudential Securities Incorporated), PaineWebber Group, Inc. (the parent of PaineWebber Incorporated), Dean Witter Discover & Co. (the parent of Dean Witter Reynolds, Inc.) or The Travelers Inc. (the parent of Smith Barney, Inc.) or any other common stock of companies which are affiliates of the Sponsors, the Trustee will vote such stock in the same proportions as all other shares of such companies are voted.

     The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation and that Corporation makes no representation, express or implied, to the Fund or the holders of Fund Units regarding the advisability of investing in index or unit investment trusts generally or in the Fund particularly or the ability of the Sector Indices to track stock market performance in corresponding industry sectors.

     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. As explained above, the Portfolio will change somewhat over time.

PORTFOLIO SUPERVISION

     The Fund consists of unit investment trusts and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Fund, however, will not be managed. Instead, the only purchases and sales that will be made with respect to the Fund Portfolios will be those necessary to create, to the extent feasible, Portfolios which will substantially replicate the related Sector Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to above. Since no attempt is made to 'manage' the Portfolios in the traditional sense, the adverse financial condition of a company will not be the basis for the sale of its securities from a Portfolio unless the company is removed from the relevant Sector Index.

THE S&P 500 INDEX, THE S&P MIDCAP INDEX AND THE S&P SMALLCAP INDEX
     The S&P 500 Index is composed of 500 selected common stocks, most of which are listed in the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of four major industry sectors: industrial, utility, financial and transportation. The four major industry sectors are comprised of eleven regular industry sectors which are further
divided into   industry groups. The S&P 500 Index contains a variety of stocks which are market-value weighted to represent the overall market. The Index represents approximately 69% of U.S. stock market capitalization. At present, the mean market capitalization of the companies in the S&P 500 Index is approximately $3.346 billion.

     The S&P MidCap Index is composed of 400 selected common stocks; as of the
initial date of deposit,     were listed on the New York Stock Exchange,
were listed on the American Stock Exchange and     were quoted on the Nasdaq
National Market. The MidCap Index stocks were chosen for market size, liquidity and industry group representation. As of December 31, 1994, industrial stocks accounted for approximately 69.5% of S&P MidCap Index market capitalization, utilities approximately 14.1%, financial stocks approximately 14.6% and transportation stocks approximately 1.8%. Like the S&P 500 Index, the four major industry groups are comprised of eleven regular industry sectors. The eleven
regular industry sectors are divided into   industry groups. As of December 31,
1994, the capitalizations of individual companies ranged from about $49 million to over $10,066 million; the mean market capitalization of the companies in the S&P MidCap Index was approximately $1,156 billion. The S&P MidCap Index was created June 5, 1991.

     The S&P SmallCap Index is composed of 600 selected common stocks; as of the
initial date of deposit,   were listed on the New York Stock Exchange,   were
listed on the American Stock Exchange and   were quoted on the Nasdaq National
Market. The SmallCap Index stocks were chosen to track the stock performance of small capitalization companies. As of December 31, 1994, industrial stocks accounted for approximately 76.7% of S&P SmallCap Index market capitalization, utilities approximately 4.3%, financial stocks approximately 16.8% and transportation stocks approximately 2.2%. Like the S&P 500 Index and the S&P MidCap Index, the four major industry sectors are comprised of eleven regular industry sectors. The eleven regular industry sectors are divided into industry groups. As of December 31, 1994, the capitalizations of individual companies ranged from about $34 million to over $1.2 billion; the mean market capitalization of the companies in the S&P SmallCap Index was approximately $300 million. The S&P SmallCap Index was created October 31, 1994.

     The weightings of stocks in the S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. The S&P 500 Index, the S&P MidCap Index and the S&P SmallCap Index
together represented approximately   % of the total market capitalization of
stocks traded in the United States, as of December 31, 1994.

     Subject to market conditions, the Sponsors may create additional Index Series of Equity Income Fund. The Fund has entered into license agreements with Standard & Poor's Corporation (the 'License Agreements'), under which the Fund is granted licenses to use the trademarks and tradenames 'S&P 500', 'S&P MidCap 400 Index', 'S&P SmallCap 600 Index' and other trademarks and tradenames, to the extent the Sponsors deem appropriate and desirable under federal and state securities laws to indicate the source of the Indices as a basis for determining the composition of the Fund's investment portfolios. As consideration for the grant of the license, each Portfolio will pay to Standard & Poor's Corporation
an annual fee equal to     % of the average net asset value of the

Portfolio (or, if greater, $       ). The License Agreements permit the Fund to
substitute another index for the S&P Financials Index, the S&P Technology Index or the S&P Capital Goods Index in the event that Standard & Poor's Corporation ceases to compile and publish that Index. In addition, if any Index ceases to be compiled or made available or the anticipated correlations between the Portfolios and the applicable Index is not maintained, the Sponsors may direct that the affected Portfolio continue to be operated using the S&P Financial Index, the S&P Technology Index or the S&P Capital Goods Index (as the case may be) as it existed on the last date on which it was available or may direct that the applicable Indenture be terminated (see Risk Factors).

     Neither the Fund nor the investors is entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P Financial Index, the S&P Technology Index or the S&P Industrial Index, except as specifically described herein or as may be specified in the Indentures.

     Standard and Poor's Corporation's only relationship to the Portfolios is the licensing of the right to use the Sector Indices as bases for determining the composition of the Portfolios and to use the related trademarks and tradenames in the name of the Fund and in the Prospectus and related sales literature to the extent that the Sponsors deem appropriate or desirable under Federal and state securities laws and to indicate the source of the Sector Indices. The Sector Indices are determined, comprised and calculated without regard to the Fund. Standard and Poor's Corporation shall have no obligation to take the needs of the Fund or its investors into consideration in determining, comprising or calculating the Sector Indices.

Standard and Poor's Corporation is not responsible for and shall not participate in sales of Units or in the determination of the timing of, prices at, or quantities and proportions in which purchases or sales of securities shall be made.
     S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P FINANCIAL INDEX, THE S&P TECHNOLOGY INDEX OR THE S&P CAPITAL GOODS INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSORS, THE FUNDS, ANY PERSON OR ANY ENTITY FROM THE USE OF THE S&P FINANCIAL INDEX, THE S&P TECHNOLOGY INDEX OR THE S&P CAPITAL GOODS INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE S&P FINANCIAL INDEX, THE S&P TECHNOLOGY INDEX OR THE S&P CAPITAL GOODS INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the securities becomes impaired or if the general condition of the stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or investors of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. In addition, investors should be aware that no attempt is made to 'manage' the Portfolios in the traditional sense and, as a result, the adverse financial condition of a company will not result directly in its elimination from a Portfolio unless the company is removed from the applicable Sector Index.

     The Portfolios are concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Set forth below is a brief description of certain risks associated with securities which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

FINANCIAL INSTITUTIONS

     Banking Institutions. The activities of U.S. banks and bank holding companies are subject to comprehensive federal and state regulation which is expected to continue to change over the life of the Portfolio. The enactment of any new legislation or regulations, or any change in interpretation or enforcement of existing laws or regulations, may affect the profitablity of participants in the banking industry. Congress is currently considering removing restrictions to interstate banking. No assurance can be given as to what form such legislation, or any other legislation or regulation, would take, if enacted, or what affects any new legislation or regulation would have on the banking industry.

     The banking industry is particularly susceptible to downturns in economic conditions and volatility in political conditions as well as fiscal or monetary policies of governmental units. In addition, federal regulators require banks and thrifts to maintain minimum capital requirements; to the extent additional equity is issued to meet the requirements, outstanding equity holdings will be diluted.

     Banks are subject to substantial competition from other banking and thrift institutions and from other financial service institutions for deposits, as well as corporate and retail customers. To the extent a bank's portfolio is concentrated in assets related to a particular industry or geographic region, the bank's operating results will be subject to additional risks associated with such industry or region.

     Insurance Companies. Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency, which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

TECHNOLOGY COMPANIES

     Technology companies are rapidly developing and highly competitive, both domestically and internationally, and tend to be relatively volatile as compared to other types of investments. Certain of these companies may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel. These companies are characterized by a high degree of investment to maintain competitiveness and are affected by worldwide scientific and technological developments (and resulting product obsolescence) as well as government regulation, increase in material or labor costs, changes in distribution channels and the need to manage inventory levels in line with product demand. Other risk factors include short product life cycles, aggressive pricing and reduced profit margins, dramatic and often unpredictable changes in growth rates, frequent new product introduction, the need to enhance existing products, intense competition from large established companies and potential competition from small start up companies.

CAPITAL GOODS COMPANIES

     Growth in the manufacturing industry is closly linked to expansion in the domestic and global economies. The ongoing global recession with its consequent effect on industrial growth, employment and consumer spending in addition to any increase in oil prices or in interest rates may lead to a decrease in demand for the products of companies engaged in manufacturing industrial and automotive products. Also, since the federal government and many state, local and foreign governments now have budget deficits, financial expenditures by these entities on capital improvements may be extremely limited.

     Environmental and safety issues increasingly affect the manufacturing industry. Issuers may experience decreases in profitability as legislative mandates impose costs associated with compliance with environmental regulations and manufacturing more environmentally sound and safer equipment. Furthermore, the cost of product liability insurance and the inability of some manufacturing companies to obtain this insurance may have an adverse impact on the industry.

     The long-term outlook is largely dependent upon the growth and competitiveness of the U.S. manufacturing base. Increased consolidation and merger activity increases competitiveness in general but individual companies may experience severe financial problems due to the increased competitiveness. Strong competition from foreign nations, particularly Latin American and Pacific Rim countries which have lower labor costs, will severely impact the profitability of the U.S. manufacturing business.

FINANCIAL PORTFOLIO INVESTMENT LIMITATION

     Investors should be aware that the Financial Portfolio may not invest more than 5% of its assets in the stock of any issuer that derives more than 15% of its revenues from securities-related activities (a 'securities-related issuer'). Because it is believed to be unlikely that any issuer, whether or not securities-related, will account for more than 5% of the S&P Financials Index, the foregoing restriction is not expected to have a significant effect on the correlation between the Financial Portfolio and the S&P Financials Index.

LIQUIDITY

     Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling securities to the Sponsors. The price at which the securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the securities are limited or absent.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the securities in the Portfolios or the issuers of the securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolios. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolios or will not impair the ability of the issuers of the securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. (See Taxes.)

LIFE OF THE FUND; FUND TERMINATION

     The size and composition of the Portfolios will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units. A Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last security or upon the consent of investors holding 51% of the Units. A Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate a Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any securities remaining in the Portfolio although any security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Units are charged a maximum sales charge of     % of the public offering
price or, for quantity purchases, the following percentages of the public offering price:

                                  SALES CHARGE                     DEALER
                                                                 CONCESSION
                                                               AS PERCENT OF
                    ----------------------------------------
                                           AS PERCENT OF       OFFERING PRICE
                       AS PERCENT OF         NET AMOUNT     --------------------
AMOUNTS PURCHASED      OFFERING PRICE         INVESTED
------------------------------------------------------------
Less than $25,000...         %                   %                    %
$25,000-$49,999.....
$50,000-$74,999.....
$75,000-$99,999.....
$100,000-$249,999...
$250,000 or more....

     The above graduated sales charges will apply on all purchases on any one day (with credit given for previously purchased Units as described below under Right of Accumulation) by a single purchaser of Units in one or more Portfolios of this Fund only in the amounts stated. For this purpose purchases will not be aggregated with concurrent purchases of any other unit trusts sponsored by the Sponsors. However, units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. To qualify for the reduced sales charge and concession applicable to quantity purchases, the dealer must confirm that the sale is to a single purchaser. The sales charge is lower than sales charges on many other equity investments.

     Right of Accumulation. Reduced sales charges are applicable through a right of accumulation under which eligible investors are permitted to purchase Units of any Portfolio at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the then current net asset value of the purchaser's holdings of Units of each of the Portfolios. To be eligible either for this right of accumulation or the reduced sales charge applicable to purchases more than one Portfolio on the same day, the purchaser or the purchaser's securities dealer must notify the Sponsors at the time of purchase that such purchase qualifies under this accumulation provision and supply sufficient information to permit confirmation of qualification. Acceptance of the purchase order is subject to such confirmation. These reduced sales charge provisions may be amended or terminated at any time without notice.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at a reduced initial sales charge of not less than $5.00 per 1,000 Units.

EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any securities.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee (other than the deduction after the initial offering period for the costs of liquidating securities). The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the securities, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request. Signatures must be guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the securities, declared but unpaid dividends on the securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem Units, for purchase of securities or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell securities selected by the Agent for the Sponsors in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each security. These sales are often made at times when the securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the securities not reasonably practicable, or for any other period permitted by the SEC.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

     The net annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared or paid.

     Each Unit receives an equal share of monthly distributions of dividend income. Because dividends on the securities are not received at a constant rate throughout the year, any income distribution may be more or less than the amount then credited to the Income Account. Dividends payable to the Fund are credited to an Income Account, as of the date on which the Fund is entitled to receive the dividends, and other receipts are credited to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. Subject to the Reinvestment Plan, the Monthly Income Distribution for each investor shall consist of an amount, computed monthly by the Trustee, substantially equal to one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses.

     An amount equal to any capital gain net income (i.e. the excess of capital gains over capital losses recognized by the Fund in any taxable year) will be distributed shortly after the end of the year. In order to meet certain tax requirements the Fund may make a special distribution of income, including capital gains, to investors of record as of a date in December. Proceeds received from the disposition of any of the securities which are not used to make the distribution of capital gain net income, for redemption of Units or reinvested in additional securities will be held in the Capital Account to be distributed on the next succeeding distribution day.

REINVESTMENT

     Income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional securities, contracts to purchase additional securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional securities. Purchases made pursuant to the Reinvestment Plan will be made without sales charge at the net asset value for Units of the Fund. Under the Reinvestment Plan, the Fund will pay the distributions to the Trustee which in turn will purchase for the investor full and fractional Units of the Fund at the price determined as of the close of business on the distribution day and will add the Units to the investor's account and send the investor an account statement reflecting the reinvestment. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. Fund expenses include the Licensor's Fee (see Fund Description, above). The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell securities for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

     Expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Expenses will be allocated among the Portfolios based on the relative proportion of total assets represented by each Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

TAXATION OF THE FUND

     The Fund intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Section 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involve no supervision of investment policy or management by any government agency. If the Fund qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income without regard to its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on any portion of its taxable income (including any net capital gain) distributed to investors in a timely manner. In addition, the Fund will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Fund will not be subject to federal income tax or the excise tax because the Indenture requires the distribution of the Fund's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Fund's taxable income (including any net capital gain) for a taxable year may be distributed shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by investors during the calendar year.

DISTRIBUTIONS

     Distribution to investors of the Fund's dividend income and net short-term capital gain in any year will be taxable as ordinary income to investors to the extent of the Fund's taxable income (without regard to its net capital gain) for that year. Any excess will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Fund's dividend income and net short-term capital gain will be taxable as ordinary income to investors.

     Distribution of the Fund's net capital gain (designated as capital gain dividends by the Fund) will be taxable to investors as long-term capital gain, regardless of the length of time the Units have been held by an investor. An investor will recognize a taxable gain or loss if the investor sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer in securities. Capital gains are currently taxed at the same rate as ordinary income, however, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Fund. The deduction of capital losses is subject to limitations.

     Distributions that are taxable as ordinary income to investors will constitute dividends for federal income tax purposes. To the extent that distributions are appropriately designated by the Fund and are attributable to dividends received by the Fund from domestic issuers with respect to whose securities the Fund satisfies the requirements for the dividends-received deduction, such distributions will be eligible for the dividends-received deduction for corporations (other than corporations such as 'S' corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax). The dividends-received deduction generally is currently 70%. However, Congress from time to time considers proposals to reduce the rate, and enactment of such a proposal would adversely affect the after-tax return to investors who can take advantage of the deduction. Investors are urged to consult their own tax advisers.

     Sections 246 and 246A of the Code contain additional limitations on the eligibility of dividends for the corporate dividends-received deduction. Depending upon the corporate investor's circumstances (including whether it has a 45-day holding period for its Units and whether its Units are debt financed), these limitations may be applicable to dividends received by an investor from the Fund which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, investors should consult their own tax advisers in this regard. A corporate investor should be aware that the receipt of dividend income for which the dividends-received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's 'adjusted current earnings' for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

     Investors will be taxed in the manner described above regardless of whether distributions from the Fund are actually received by the investor or are reinvested pursuant to the Reinvestment Plan.

     The federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Fund and to the tax treatment of distributions by the Fund to U.S. investors. Investors that are not United States citizens or residents should be aware that distributions from the Fund will generally be subject to a withholding tax of 30%, or a lower treaty rate, and should consult their own tax advisers to determine whether investment in the Fund is appropriate. Distributions may also be subject to state and local taxation and investors should consult their own tax advisers in this regard.

RETIREMENT PLANS

     This Series of Equity Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Investors of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

     Individual Retirement Account--IRA, Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
                                       11

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying securities sold and purchased and listing securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
                                       12

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, PaineWebber Incorporated, a wholly owned subsidiary of PaineWebber Group, Inc. and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the securities equal to the difference between the cost of the securities to the Fund (based on the aggregate value of the securities on their date of deposit) and the purchase price of the securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the S&P SmallCap 600 Index or performance data from publications such as Lipper Analytical Services,

Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and cheaper than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION

     You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge or to any remaining deferred sales charge, as applicable. Investors in units of any Defined Asset Fund with a regular maximum sales charge of at least 3.5%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, may exchange those units for Units of this Fund at their relative net asset values, subject to a reduced sales charge.

     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon written or telephonic request to the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.
                                       14

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INCOME FUND
Merrill Lynch,                     INDEX SERIES
Pierce, Fenner & Smith IncorporatedFINANCIAL PORTFOLIO
Defined Asset Funds                TECHNOLOGY PORTFOLIO
P.O. Box 9051                      CAPITAL GOODS PORTFOLIO
Princeton, N.J. 08543-9051
(609) 282-8500                     This Prospectus does not contain all of the
Smith Barney Inc.                  information with respect to the investment
Unit Trust Department              company set forth in its registration
388 Greenwich Street--23rd Floor   statement and exhibits relating thereto which
New York, NY 10013                 have been filed with the Securities and
1-800-223-2532                     Exchange Commission, Washington, D.C. under
PaineWebber Incorporated           the Securities Act of 1933 and the Investment
1200 Harbor Blvd.                  Company Act of 1940, and to which reference
Weehawken, N.J. 07087              is hereby made.
(201) 902-3000                     ------------------------------
Prudential Securities Incorporated No person is authorized to give any
One Seaport Plaza                  information or to make any representations
199 Water Street                   with respect to this investment company not
New York, N.Y. 10292               contained in its registration statement and
(212) 776-1000                     exhibits relating thereto; and any
Dean Witter Reynolds Inc.          information or representation not contained
Two World Trade Center--59th Floor therein must not be relied upon as having
New York, N.Y. 10048               been authorized.
(212) 392-2222                     ------------------------------
TRUSTEE:                           When Units of this Fund are no longer
                                   available this Prospectus may be used as a preliminary prospectus for a future series, in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                          --10/95

                                   PART II
            ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
   I.  Bonding Arrangements and Date of Organization of  the
            Depositors  filed pursuant  to Items A  and B of
            Part II of  the Registration  Statement on  Form
            S-6 under the Securities Act of 1933:

            Merrill    Lynch,   Pierce,   Fenner   &   Smith
            Incorporated....................................      2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78

   II. Information as to Officers and Directors of the Depositors filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

            Merrill    Lynch,   Pierce,   Fenner   &   Smith
            Incorporated....................................       8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated .......................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91

   III. Charter documents of the Depositors filed as Exhibits to the Registration Statement on Form
            S-6 under the Securities  Act of 1933  (Charter,
            By-Laws):

            Merrill    Lynch,   Pierce,   Fenner   &   Smith
            Incorporated....................................  2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78

B.   The Internal  Revenue Service  Employer  Identification
Numbers  of  the  Sponsors  and  Trustee  are as follows:

            Merrill   Lynch,   Pierce,   Fenner   &    Smith
            Incorporated....................................     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated .......................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825

                                     II-1

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     The Signatures.

     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
*9.1    --Information Supplement

------------------------------------
* To be filed by amendment.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 28TH DAY OF SEPTEMBER, 1995.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-49753 and
                                                              33-55073

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT F. GREENHILL
      JEFFREY LANE
      JACK L. RIVKIN
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors of PaineWebber               Number: 33-55073
  Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Number:
                                                              33-41631

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By
       WILLIAM W. HUESTIS
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form
  the Board of Directors of Dean Witter     SE and the following 1933 Act File
  Reynolds Inc.:                            Number:
                                            33-17085

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7